P.E.
8/31

02057707

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

the Securities Exchange Act of 1934

For the months of FEBRUARY to AUGUST, 2002

EUROZINC MINING CORPORATION
(Translation of registrant's name into English)

Suite 1045 – 1050 West Pender Street, Vancouver, B.C. V6E 3S7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ______

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EuroZinc Mining Corporation
(Registrant)

Date: September 10, 2002

By: ________________
[Print] Name: Ron A. Ewing
Title: Exec. Vice-President/
Secretary-Treasurer

EUROZINC

NEWS RELEASE

April 5, 2002 Release 01-02

RIGHTS OFFERING

EuroZinc Mining Corporation (the "Company") is pleased to announce that it will offer to shareholders of record April 22, 2002 ("Record Date") rights to purchase common shares of the Company pursuant to a rights offering circular dated April 4, 2002 ("Rights Circular").

Each registered holder of common shares at the close of business on the Record Date will receive one right for each common share held. Four rights plus $0.15 will entitle the holder to purchase one common share of the Company. The rights (other than those issued to persons resident in the United States) will be evidenced by transferable rights certificates ("Rights Certificates") registered in the names of the holders of common shares on the Record Date. The expiry date ("Expiry Date") for the rights offering is 4:00 pm (Toronto time) on May 21, 2002. As set forth in the Rights Circular, the rights issued to persons resident in the United States will be subject to certain transfer restrictions.

The Rights Circular has been filed with and accepted by the British Columbia, Alberta, Manitoba, Ontario and Saskatchewan securities commissions. The Canadian Venture Exchange has conditionally approved the rights offering subject to receipt of final documentation. The Company is also completing the filings required under the *United States Securities Act of 1933* and applicable state securities laws to enable the Company to offer to its United States shareholders the common shares to be issued on exercise of the rights.

It is expected that the Rights Certificates and Rights Circular will be mailed to shareholders on or shortly after the Record Date. Rights Certificates will only be delivered to, and subscriptions for common shares will only be accepted from, residents of the provinces of British Columbia, Alberta, Ontario, Manitoba and Saskatchewan, the United States of America and those other jurisdictions outside of Canada and the United States where the offering may lawfully be made (the "Qualifying Jurisdictions"). The subscription agent appointed under the rights offering will, for the benefit of shareholders not resident in a Qualifying Jurisdiction, attempt to sell, through the facilities of the Canadian Venture Exchange, the rights allocable to each such shareholder and evidenced by Rights Certificates in the possession of the subscription agent.

Under the rights offering, holders who exercise their rights in full will be entitled to subscribe for additional common shares, if any remain available, on a pro rata basis.

If all rights are exercised pursuant to the offering the Company will receive gross proceeds of $2,326,926, which will be added to the Company's working capital and used for general corporate purposes and to fund the Company's Aljustrel project.

The important procedural dates are as follows:

Record Date:	April 22,2002
Ex-Rights Date:	April 18,2002
Expiry Date:	May 21, 2002

Additional important information is set forth below:

Cusip No:	298804113
Subscription Agent:	Computershare Trust Company of Canada
Qualifying Jurisdictions:	British Columbia, Alberta, Manitoba, Ontario, Saskatchewan and the United States of America.

For further details, please refer to the Company's Rights Circular dated April 4, 2002.

On Behalf of the Board
EUROZINC MINING CORORATION

"Alvin Jackson"
President

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Statements in this press release which are not historical are forward-looking statements: investors are cautioned that all forward-looking statements involve risks and uncertainties, including without limitation risks associated with the Company's financial condition and prospects and other risks detailed in the Company's filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

EuroZinc Mining Corporation, 1045 – 1050 West Hastings Street, Vancouver, B.C. V6E 3S7
Tel: (604) 681-1337 Fax: (604) 681-1339 Website: www.eurozinc.com

EUROZINC

NEWS RELEASE

May 27, 2002 Release 02-02

RIGHTS OFFERING CLOSED

EuroZinc Mining Corporation is pleased to announce that it has closed its rights offering effective May 21, 2002 for total proceeds of $1,109,846.70, as follows:

Rights Exercised:	16,274,564
Shares Initially Subscribed:	4,068,641
Shares Additionally Subscribed:	3,330,337

The net proceeds will be added to working capital and used for general corporate purposes and to fund development on the Aljustrel project.

On Behalf of the Board

"Alvin Jackson"

Alvin Jackson, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

Statements in this press release which are not historical are forward-looking statements: investors are cautioned that all forward-looking statements involve risks and uncertainties, including without limitation risks associated with the Company's financial condition and prospects and other risks detailed in the Company's filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

EuroZinc Mining Corporation, 1045 – 1050 West Hastings Street, Vancouver, B.C. V6E 3S7
Tel: (604) 681-1337 Fax: (604) 681-1339 Website: www.eurozinc.com

EUROZINC

Trading Symbol: EZM – TSX Venture Exchange

NEWS RELEASE

June 12, 2002 Release 03-02

MALHADINHA EXPLORATION CONCESSION AGREEMENT

EuroZinc Mining Corporation (the "Company") is pleased to announce that an agreement has been signed with the Portuguese government owned mining company, Exmin-Companhia De Industria E Servicios Mineiros E Ambientais, S.A. ("Exmin"), whereby Exmin will transfer its 25% interest in the Malhadinha exploration concession, which surrounds the Aljustrel mining lease, into Pirites Alentejanas, S.A. ("PA"), the operating company that owns the Aljustrel zinc project and is now controlled by EuroZinc. In return for transferring its interest in the concession, Exmin will receive a 1.5% net smelter return on production from the concession should it reach the commercial production stage. The net smelter return will be paid after capital payback is achieved of the funds required to bring a deposit on the concession into commercial production. EuroZinc will also transfer its 75% interest in the Malhadinha concession, held through a Portuguese subsidiary, into PA. The Malhadinha concession totals 77 square kilometres, and overlies the Estação polymetallic massive sulphide deposit in addition to numerous gravity anomalies that are coincident with similar stratigraphy that hosts the Aljustrel deposits. The agreement is significant in that it now gives EuroZinc essentially complete control of the upside potential of the Malhadinha concession, in addition to ownership of the known resources and reserves of the Aljustrel mining lease, which will potentially extend the production life of the Aljustrel mining facility.

On Behalf of the Board

"Alvin Jackson"

Alvin Jackson, President

EuroZinc Mining Corporation, 1045 – 1050 West Hastings Street, Vancouver, B.C. V6E 3S7
Tel: (604) 681-1337 Fax: (604) 681-1339 Website: www.eurozinc.com

EUROZINC

Trading Symbol: EZM – TSX Venture Exchange

NEWS RELEASE

August 21, 2002 Release 04-02

ADDITIONAL FUNDING FROM RESOURCE CAPITAL FUNDS

EuroZinc Mining Corporation (the "Company") announces that an additional convertible bridge demand loan facility totalling Cdn$2,403,500 (US$1,550,000) has been arranged with the Resource Capital Fund II L.P. (the "Fund"). The Fund, which is the single largest shareholder and a long term supporter of the Company, is a resource-focused venture capital firm based in Denver, Colorado that invests in development and growth stage mining companies operating throughout the world. The Fund is managed by RCF Management, L.L.C., which is a management company comprised of experienced mining professionals.

The terms of the facility will be similar to the terms of previous bridge loans received from the Fund. The facility will accrue interest at a floating annual rate equal to LIBOR plus three percent, compounding quarterly, and is payable semi-annually, at the option of EuroZinc, in cash or free-trading shares at the ten day weighted average market price. The Company may repay the facility upon not less than thirty days prior notice to the Fund, however, after receiving notice the Fund will be entitled to exercise its conversion rights. The Fund will have the right at any time after September 1, 2002 to convert all or any portion of the principal amount of the loan, and all or any portion of outstanding unpaid interest in common shares of the Company. The conversion price for Cdn$549,500 of the facility will be $0.15 per share through May 10, 2004, increasing by $0.05 per share on each subsequent May 10 while the conversion rights remain outstanding. The conversion price for Cdn$918,000 of the facility will be $0.14 per share through June 24, 2004, increasing by $0.05 per share on each subsequent June 24 while the conversion rights remain outstanding. The conversion price for Cdn$ 936,000 of the facility will be $0.10 per share through August 19, 2004, increasing by $0.05 per share on each subsequent August 19 while the conversion rights remain outstanding. The Company will also issue to the Fund 1.6 million share purchase warrants with a two year term and an exercise price of $0.10. The facility remains subject to regulatory approvals.

EUROZINC MINING CORPORATION

"Ron A. Ewing"
Ron A. Ewing, Vice-President & CFO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

EUROZINC

CONSOLIDATED BALANCE SHEETS
As of March 31, 2002

	March 31, 2002 (Unaudited	Dec 31, 2001 (Audited
Assets		
Current assets:		
Cash and cash equivalents	$ 815,808	$ 704,106
Accounts Receivable and refundable taxes	523,902	512,363
Prepaid expenses and deposits	13,702	138,170
	1,353,412	1,354,639
Deferred financing costs	11,807	15,743
Mineral properties		
Mineral Properties Acquisition	9,224,909	9,224,909
Deferred Expenditures (note 3)	18,066,155	16,728,010
	27,291,064	25,952,919
Capital assets (note 2)	8,254,434	8,292,327
	$ 36,910,717	$ 35,615,628
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts Payable and Accrued Liabilities	$ 848,616	$ 1,844,171
Convertible Loan – Current portion	5,415,288	5,412,993
Current Portion of Capital Lease	14,662	14,662
	6,278,566	7,271,826
Long-term Liabilities		
Long-term portion of capital lease	7,861	12,747
Deferred payables (note 6)	885,116	-
Convertible loan (note 7)	4,571,467	2,835,287
Long-term payables	13,912,370	13,912,370
	19,376,814	16,760,404
Shareholder's equity:		
Share capital (note 5)	31,807,242	31,835,082
Equity component of convertible loans	2,688,634	2,688,634
Deficit	(23,240,539)	(22,940,318)
	11,255,337	11,583,398
	$ 36,910,717	$ 35,615,628

See accompanying notes to consolidated financial statements

Schedule A

EUROZINC

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (Unaudited)
For the periods ended March 31, 2002 and 2001

	Three months ended March 31 2002	Three months ended March 31 2001
Revenue		
Interest and Other Income	**$ 53**	$ 13,817
Operation and Administration Expenses		
Amortization	**20,482**	20,363
Consulting/Professional Fees	**1,301**	10,138
Insurance	**9,086**	6,138
Accounting and Legal	**35,526**	11,494
Bank Charges and Interest	**58,760**	111,250
Filing and Transfer Agent Fees	**11,074**	3,449
Management Fees	**48,836**	54,235
Office	**29,739**	31,183
Rent	**5,032**	38,394
Shareholder Communications	**12,498**	12,528
Printing	**5,761**	11,287
Travel and Accommodation	**45,183**	17,308
Wages	**102,914**	148,236
	386,193	476,004
Less: Cost Recovery	**(4,270)**	(27,870)
	381,923	448,134
Loss for the period before foreign exchange loss	**381,870**	434,318
Foreign Exchange (Gain) Loss	**52,952**	11,486
Write off Accounts Payables (Note 8)	**(134,602)**	-
Net Loss for the period	**300,221**	445,804
Deficit - Beginning of Period	**22,940,318**	19,767,332
Deficit - End of Period	**$23,240,539**	$20,213,136
Loss per Share	**(0.005)**	(0.008)
Weighted average number of shares outstanding	**61,012,641**	53,983,147

See accompanying notes to consolidated financial statements

Schedule A

EUROZINC

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
For the periods ended March 31, 2002 and 2001

	Three months ended March 31 2002	Three months ended March 31 2001
Cash provided by (used for):		
Operating Activities		
Net Loss for the Period	**$ (300,221)**	$ (445,804)
Non-Cash Items		
Amortization	**20,482**	16,244
Unrealized foreign exchange loss / (gain)	**2,295**	150,169
Deferred payables	**885,116**	
Write-off capital assets	**18,185**	-
Deferred financing costs	**3,936**	3,936
Change in non-cash working capital items		
Accounts Receivable and refundable taxes	**(11,539)**	20,114
Prepaid expenses and deposits	**124,468**	9,191
Accounts Payable and Accrued Liabilities	**(995,555)**	(43,608)
	(252,832)	(289,758)
Financing Activities		
Financing costs	**(27,840)**	-
Capital Lease Payments	**(4,886)**	(4,948)
Convertible Loan	**1,736,180**	-
	1,703,454	(4,948)
Investing Activities		
Mineral Properties Expenditures	**(1,338,145)**	(596,566)
Acquisition of Mineral Properties	-	-
Acquisition of Capital Assets	**(775)**	(2,568)
	(1,338,920)	(599,134)
Increase (decrease) in cash	**111,702**	(893,839)
Cash and Cash Equivalents - Beginning of Period	**704,06**	1,423,580
Cash and Cash Equivalents - End of Period	**$ 815,808**	$ 529,741

See accompanying notes to consolidated financial statements

Schedule A

EUROZINC

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudite
For the three months ended March 31, 2002 and 2001

1. Basis of presentation

These unaudited Interim Consolidated Financial Statements have been prepared pursuant to the accounting standards established by the Canadian Institute of Chartered Accountants for "Interim Financial Statements".

The disclosures in these Interim Financial Statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements and they should be read in conjunction with the most recent annual financial statements and notes included in the Company's annual report for the year ended December 31, 2001.

These Interim Financial Statements follow the same accounting policies and methods as the most recent annual financial statements and include all adjustments necessary to present fairly the results for the interim periods. The results of operations for the three months ended March 31, 2002 are not necessarily indicative of results to be expected for the entire year ending December 31, 2002.

2. Capital assets:

	Cost	Accumulated Amortization	Mar. 31, 2002 Net book value
Office equipment	$ 304,582	$ 159,558	$ 145,024
Mining equipment	1,150,642	21,014	1,129,628
Vehicles	470,521	99,738	370,783
Computer software	24,029	21,780	2,249
Buildings and equipment	6,431,374	-	6,431,374
Power transmission and distribution system	175,376	-	175,376
	$ 8,556,524	$ 302,090	$ 8,254,434

	Cost	Accumulated Amortization	Dec. 31, 2001 Net book value
Office equipment	$ 303,807	$ 156,070	$ 147,737
Mining equipment	1,167,160	20,213	1,146,947
Vehicles	470,521	82,200	388,321
Computer software	24,029	21,457	2,572
Buildings and equipment	6,431,374	-	6,431,374
Power transmission and distribution system	175,376	-	175,376
	$ 8,572,267	$ 279,940	$ 8,292,327

Schedule A

EUROZINC

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the three months ended March 31, 2002 and 2001

3. Deferred Expenditures:

	As of March 31, 2002			
	Malhadinha $	Aljustrel $	Other $	Total $
Balance - Beginning of Period	1,427,691	15,300,229	90	16,728,010
Exploration and Development Expenses				
Electricity	-	139,418	-	139,418
Equipment Maintenance	-	102,222	-	102,222
Engineering	-	80,740	-	80,740
Geology	-	29,511	-	29,511
Management Salaries	-	155,239	-	155,239
Security	-	51,508	-	51,508
Site Office	-	103,532	144	103,676
Wages	-	675,831	-	675,831
Current expenditures	-	1,338,001	144	1,338,145
Balance - End of Period	1,427,691	16,638,230	234	18,066,155

	As of March 31, 2001			
	Malhadinha $	Aljustrel $	Other $	Total $
Balance - Beginning of Period	1,425,258	13,414,794	100,001	14,940,053
Exploration and Development Expenses				
Assaying	-	10,285	-	10,285
Engineering	-	57,562	-	57,562
Environmental and Geotechnical	-	18,087	-	18,087
Geology	-	98,610	-	98,610
Metallurgy	-	166,745	-	165,745
Management salaries	-	174,883	-	174,883
Site Office	-	70,394	-	70,394
Current expenditures	-	596,566	-	596,566
Balance - End of Period	1,425,258	14,011,360	100,001	15,536,619

Schedule A

EUROZINC

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the three months ended March 31, 2002 and 2001

4. Related party transactions:

During the three months period ended March 31, 2002, a total of $48,836 (March 31, 2001 - $54,235) of management fees was paid to one Director and a company controlled by the President and Chief Operating Officer of the Company for his services performed.

5. Share Capital:

	Number	Amount
Common shares:		
Balance, December 31, 2001	62,051,358	$31,835,082
Issued during period ended March 31, 2002:		
For cash:		
Warrants	0	0
For debt	0	0
Financing costs	-	(27,840)
Balance, March 31, 2002	62,051,358	$31,807,242

When shares are issued for non-cash consideration they are recorded at their market value at the date of issuance.

6. Deferred payables:

A total of $885,116 in current payables of subsidiary, PA, was transferred to deferred payables for housing in the town of Aljustrel that is to be transferred to former employees when formal approval is received from city authorities.

7. Convertible Loan:

During the quarter, the Company received the remaining US $500,000 from Resource Capital Funds of the US$ 2.6 million facility described in the annual financial statements for the year ended December 31, 2001. The Company also received an additional US$ 600,000 from Resource Capital Funds as a convertible bridge demand loan facility. Both facilities remain subject to certain conditions including definitive documentation, determination of security and regulatory approvals.

8. Write off Accounts Payable:

Ten year-old payables of subsidiary, PA, in the amount of $134,602 were written-off during the quarter.

9. Subsequent Events:

A total of 795,651 shares were issued in April 2002 as interest payment on convertible loans.

On April 5, 2002, the Company announced that it would offer to shareholders rights to purchase up to 15,512,839 common shares of the Company at a price of $0.15 per share, for gross proceeds of up to $2,326,926. The rights offering expired on May 21, 2002 with 7,398,978 shares subscribed for and gross proceeds of $1,109,846.70.

Schedule A

EUROZINC

SUPPLEMENTARY INFORMATION
FOR THE QUARTER ENDED MARCH 31, 2002

SECURITIES ISSUED

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Payment	Commission
Feb 15, 2002	Convert. Debenture	Private Placement	5,233,333/ 3,925,000	$0.15/ $0.20	$785,000	Cash	None

OPTIONS GRANTED

- None -

AS AT MARCH 31, 2002

AUTHORIZED AND ISSUED SHARE CAPITAL

Class	Par Value	Authorized Number	Issued	
			Number	Amount
Common	N.P.V.	200,000,000	62,051,358	$31,807,242

OPTIONS, WARRANTS, AND CONVERTIBLE SECURITIES OUTSTANDING

Security	Number/ Amount	Exercise/Conver. Price	Expiry Date
Options	95,000	$0.36	Jun 6, 2002
Options	120,000	$0.36	Jul 2, 2002
Options	75,000	$0.56	Sep 26, 2002
Options	75,000	$0.56	Jun 19, 2003
Options	1,265,000	$0.36	Jun 30, 2003
Options	75,000	$0.40	Aug 5, 2003
Options	75,000	$0.36	Nov 20, 2003
Options	37,500	$0.56	Nov 20, 2003
Options	25,000	$0.36	Sep 3, 2004
Options	1,534,700	$0.36	Dec 17, 2004
Options	375,000	$0.36	May 31, 2005
Options	100,000	$0.36	Sep 25, 2005
Options	945,450	$0.36	Jun 11, 2006
Options	1,002,925	$0.36	Sept 28, 2006
Options	400,000	$0.15	Nov 14,2006
Warrants	3,612,554	$0.55	Dec 22, 2003
Warrants	1,853,115	$0.40	Dec 31, 2002
Convertible	$2,964,984	$0.50	Apr 21, 2002
		$0.60	Dec 31, 2002 *
Convertible	$2,964,984	$0.65	Apr 21, 2002
		$0.80	Dec 31, 2002 *
Convertible	$471,000	$0.10	Dec 31, 2003
	$3,625,500	$0.15	Dec 31, 2003**

* Convertible must be repaid or converted by December 31, 2002

** Convertible must be repaid or converted by December 31, 2003

EUROZINC

SUPPLEMENTARY INFORMATION
FOR THE QUARTER ENDED MARCH 31, 2002

SHARES IN ESCROW OR SUBJECT TO POOLING

- None -

DIRECTORS

John A. Greig
David F. Mullen
Ryan T. Bennett
Norman Anderson
Alvin W. Jackson
Christian Bué
J. Edward Fletcher

EUROZINC

SUPPLEMENTARY INFORMATION
FOR THE QUARTER ENDED MARCH 31, 2002

MANAGEMENT DISCUSSION AND ANALYSIS AND FINANCIAL REVIEW

OVERVIEW

EuroZinc is a mineral exploration and mine development company. In December 2001, the Company purchased control of Pirites Alentejanas S.A. ("PA"), the company that holds the mining leases and other assets of the Aljustrel base metal mine in Portugal, which has been the Company's primary focus since 1998. At PA's annual general meeting held on March 20, 2002, the proposed application for the restructuring of the capital of PA---which would result in EuroZinc owning in excess of 99% of PA---was approved. On March 21, 2002 the formal application for the capital restructuring was made to the court in Beja, Portugal. Formal approval of that application is expected by the summer of 2002.

EuroZinc has completed a positive feasibility study for putting the Aljustrel mine into production, however, financing the required capital expenditures has been delayed due to historically low metal prices. The Company is currently utilizing existing staff at PA to carry out rehabilitation work on site at Aljustrel that is not capital intensive, but will expedite the start-up process at the mine. EuroZinc currently has no sources of revenue other than interest on cash reserves, and has financed its activities through equity and convertible debt financing.

For the quarter ended March 31, 2002 (First Quarter 2002) losses were $300,221 ($0.005 per share) compared with $445,804 ($0.008 per share) for the quarter ended March 31, 2001 (First Quarter 2001). During the First Quarter 2002 $1,338,001 was invested in the development of the Aljustrel project, compared to a total of $596,566 invested in the First Quarter 2001. The increase reflects the additional carrying costs of PA.

RESULTS OF OPERATIONS

Exploration and Development Activities

Of the $1,338,001 invested in the development of the Aljustrel project during the First Quarter 2002, $1,123,797 was spent directly through newly acquired subsidiary, PA, and the balance was spent through EuroZinc's original Portuguese operating subsidiary, AGC Minas de Portugal. Approximately half of the expenditure, $675,831, was spent on PA wages for the employees engaged in the care and maintenance of the mill facility, treatment of water from the tailings pond, underground rehabilitation work, as well as general administration. Management salaries totaled $155,239, and included both existing PA management and AGC managers. Power costs of $139,418 are significant due to the need to operate the mill facility for the current tailings pond de-watering program. The balance of the Aljustrel development expenditure is for engineer and geologist salaries ($110,251), site office costs ($103,532), security ($51,508), and equipment maintenance ($102,222). Significant change in the level of Aljustrel development expenditures is not expected for at least another quarter.

Operating and Administration Expenses

Operating and administration expenses totaled $381,870 (after cost recoveries and before writing-off old PA payables) in the First Quarter 2002 as compared to $448,134 in the First Quarter 2001. The only expense categories where there were significant increases in the First Quarter 2002 over the First Quarter 2001 were in accounting and legal, filing and transfer agent fees, and travel and accommodation. Accounting and legal fees increased from $11,494 in the First Quarter 2001 to $35,526 in the First Quarter 2002 as more of the accounting work was contracted out and there was additional work related to the acquisition of PA. Filing and Transfer Agent Fees increased from $3,449 in the First Quarter 2001 to $11,074 in the First Quarter 2002 primarily as a result of the new filing fee structure of the TSX Venture Exchange. Travel and accommodation expenses increased from $17,308 in the First Quarter 2001 to $45,183 in the First Quarter 2002 as a result of several meetings in Europe that a large number of EuroZinc staff were required to attend. All other expense categories were either relatively unchanged from one year to the next, or there were significant decreases, primarily related to the "downsizing" of the EuroZinc head office in Vancouver. Bank charges and interest were reduced by almost half as a result of lower interest rates on the convertible debentures outstanding.

The Company does not have a hedging policy to mitigate the impact of foreign currency fluctuations as yet. However, to the extent that funds from placements and borrowings are received in U.S. Dollars they are generally left in U.S. Dollar instruments until required for operations either in Canada or Portugal to avoid the cost of unnecessary currency exchanges.

LIQUIDITY AND CAPITAL RESOURCES

Operating Cash Flow

The total amount of cash used by the Company for its operating activities in the First Quarter 2002 was $252,832, after allowance for non-cash items, compared to a total of $289,758 in the First Quarter 2001. $885,116 in current liabilities was transferred to deferred payables during the First Quarter 2002, as it was determined that the liability was not a near term cash payable, but rather was for housing in the town of Aljustrel to be transferred to former employees when formal approval is received. Also, an additional $134,602 in current payables of PA that was outstanding for almost ten years was written-off.

Investing Activities

Almost all of the $1,338,145 invested in mineral properties was spent on the Aljustrel mine and the majority of those expenditures were to maintain the Aljustrel operating company, PA. The carrying costs of PA are the offset to the relatively low initial cash payment of US$1,250,000 for the acquisition of PA.

Financing Activities

During the First Quarter 2002 the Company received the balance, in the amount of US$ 500,000, of the US$2.6 million convertible loan facility negotiated with the Resource Capital Fund in December 2001. For a detailed description of the terms of the facility see the Company's audited financial statements for 2001. The Resource Capital Fund advanced an additional US$ 600,000 as a convertible bridge loan facility, pending completion of the Company's announced rights offering. The total amount in Canadian funds of these two cash injections was $1,736,180. During the quarter the Company announced a rights offering to existing shareholders to purchase common shares of the Company pursuant to a rights offering circular dated April 4, 2002. Each shareholder received one right for each common share held, and four rights plus $0.15 entitled the holder to purchase an additional common share of the Company. The maximum gross proceeds that the Company would have received if all rights were exercised was $2,326,926. The rights offering closed subsequent to the end of the quarter, on May 21, 2002, and a total of 7,398,978 shares were issued for total proceeds of $1,109,847.

EUROZINC

SUPPLEMENTARY INFORMATION
FOR THE QUARTER ENDED MARCH 31, 2002

Cash Resources and Liquidity

As of the end of the First Quarter 2002 EuroZinc had a working capital deficiency of $4,925,154, as compared to a working capital deficiency of $5,917,187 at December 31, 2001. The working capital deficiency is still primarily a result of the inclusion of $5,415,288 in convertible loans, due as of December 31, 2002, in current liabilities rather than long term debt. Management still expects to be able to announce an extension to the term of the convertible loans with the Resource Capital Funds in the second quarter of 2002, which would remove that amount from current liabilities. Also, it is expected that almost half of the remaining $317,427 in current liabilities attributable to PA will be converted to grants over the next year. The situation for EuroZinc at the end of the First Quarter 2002 remains the same as it was at December 31, 2001, in that the cash resources for the maintenance of PA and the Aljustrel project remains the most significant challenge for the Company while awaiting the long anticipated recovery in base metal prices. Although proceeds from financings such as the recently completed rights offering help to provide needed cash resources, the Company is currently working towards a longer term solution to the issue.

EUROZINC



SECOND QUARTER REPORT
For the Period Ending June 30, 2002

EUROZINC

CONSOLIDATED BALANCE SHEETS
As of June 30, 2002

	June 30, 2002 (Unaudited	Dec 31, 2001 (Audited
Assets		
Current assets:		
Cash and cash equivalents	$ 888,870	$ 704,106
Accounts Receivable and refundable taxes	573,210	512,363
Prepaid expenses and deposits	60,816	138,170
	1,522,896	1,354,639
Deferred financing costs	7,871	15,743
Mineral properties		
Mineral Properties Acquisition	9,333,510	9,224,909
Deferred Expenditures (note 3)	19,125,494	16,728,010
	28,459,004	25,952,919
Capital assets (note 2)	8,397,055	8,292,327
	$ 38,386,826	$ 35,615,628
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts Payable and Accrued Liabilities	$ 1,238,964	$ 1,844,171
Convertible Loan – Current portion	5,415,288	5,412,993
Current Portion of Capital Lease	14,662	14,662
	6,668,913	7,271,826
Long-term Liabilities		
Long-term portion of capital lease	5,334	12,747
Deferred payables	763,935	-
Convertible loan (note 6)	5,078,572	2,835,287
Long-term payables	13,912,460	13,912,370
	19,760,301	16,760,404
Shareholder's equity:		
Share capital (note 5)	33,015,148	31,835,082
Equity component of convertible loans	2,688,634	2,688,634
Deficit	(23,746,170)	(22,940,318)
	11,957,612	11,583,398
	$ 38,386,826	$ 35,615,628

See accompanying notes to consolidated financial statements

EUROZINC

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (Unaudited)
For the periods ended June 30, 2002 and 2001

	Three months ended		Six months ended	
	June 2002	**June 2001**	**June 2002**	**June 2001**
Revenue				
Interest and Other Income	**$ 15**	$ 3,734	**$ 20**	$ 17,551
Operation and Administration Expenses				
Amortization	**28,50**	8,230	**48,985**	28,593
Consulting Fees	**1,32**	253,607	**2,62**	263,745
Insurance	**6,40**	5,901	**15,49**	12,039
Accounting and Legal	**80,31**	65,735	**115,83**	77,228
Bank Charges and Interest	**144,65**	94,037	**203,41**	205,287
Filing and Transfer Agent Fees	**4,54**	5,041	**15,61**	8,491
Management Fees	**25,15**	41,835	**73,99**	96,070
Office	**14,875**	37,806	**44,61**	68,989
Rent	**5,96**	38,366	**11,00**	76,760
Shareholder Communications	**26,06**	21,076	**38,56**	33,604
Printing	**33,61**	31,847	**39,37**	43,134
Travel and Accommodation	**23,43**	53,271	**68,61**	70,580
Wages	**78,54**	107,231	**181,46**	255,467
	473,40	763,982	**859,59**	1,239,986
Less: Cost Recovery	**(1,090)**	(33,125)	**(5,360)**	(60,995)
	472,31	730,857	**854,236**	1,178,991
Loss for the period before foreign exchange loss	**472,15**	727,123	**854,02**	1,161,440
Foreign Exchange (Gain)Loss	**44,045**	(151,479)	**96,997**	(139,993)
Write off Accounts Payable	**-**	-	**(134,602)**	-
Disposal of capital assets	**(10,571)**	-	**(10,571)**	-
Net Loss for the period	**505,63**	575,644	**805,85**	1,021,447
Deficit - Beginning of Period	**23,240,53**	20,213,135	**22,940,31**	19,767,332
Deficit - End of Period	**$23,746,17**	$20,788,779	**$23,746,170**	$20,788,779
Loss per Share	**(0.008)**	(0.011)	**(0.012)**	(0.019)
Weighted average number of shares outstanding			**66,775,559**	54,606,156

See accompanying notes to consolidated financial statements

EUROZINC

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
For the periods ended June 30, 2002 and 2001

	Three months ended		Six months ended	
	June 2002	**June 2001**	**June 2002**	**June 2001**
Cash provided by (used for):				
Operating Activities				
Net Loss for the Period	**$ (505,631)**	$ (575,644)	**$ (805,852)**	$ (1,021,447)
Non-Cash Items				
Amortization	**28.50**	5,828	**48,98**	22,072
Unrealized foreign exchange loss / (gain)	**-**	(103,767)	**2,295**	46,402
Deferred payables	**(121,181**	-	**763,935**	-
Write off capital assets	**-**	-	**18,185**	-
Increase in assets from PA	**(208,967)**	-	**(208,967)**	-
Common shares issued for interest	**119,34**	240,237	**119,348**	240,237
Change in non-cash working capital items				
Accounts Receivable and refundable taxes	**(49,308**	45,749	**(60,847**	65,863
Prepaid expenses and deposits	**(47,114)**	(14,917)	**77,354**	(5,726)
Accounts Payable & Accrued Liabilities	**390,34**	224,440	**(605,207**	180,832
Deferred financing costs	**3,93**	3,936	**7,87**	7,872
	(390,067)	(174,138)	**(642,899)**	(463,895)
Financing Activities				
Shares Issued for Cash - Net	**1,109,84**	869,687	**1,109,84**	869,687
Financing Costs	**(21,289)**	-	**(49,129)**	-
Capital Lease Payments	**(2,527)**	(5,142)	**(7,413)**	(10,089)
Convertible Loan	**507,105**	-	**2,243,285**	-
	1,593,136	864,545	**3,296,590**	859,597
Investing Activities				
Mineral Properties Expenditures	**(1,059,338)**	(720,401)	**(2,397,484)**	(1,316,967)
Acquisition of Mineral Properties	**-**	-	**-**	(14,982)
Acquisition of Capital Assets	**(70,668)**	(30,472)	**(71,443)**	(33,040)
	(1,130,006)	(765,855)	**(2,468,926)**	(1,364,989)
Increase (decrease) in cash	**73,062**	(75,448)	**184,764**	(969,287)
Cash and Cash Equivalents - Beginning of Period	**815,80**	529,742	**704,10**	1,423,580
Cash and Cash Equivalents - End of Period	**$ 888,87**	$ 454,293	**$ 888,87**	$ 454,293

See accompanying notes to consolidated financial statements

EUROZINC

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the six months ended June 30, 2002 and 2001

1. Basis of presentation

These unaudited Interim Consolidated Financial Statements have been prepared pursuant to the accounting standards established by the Canadian Institute of Chartered Accountants for "Interim Financial Statements".

The disclosures in these Interim Financial Statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements and they should be read in conjunction with the most recent annual financial statements and notes included in the Company's annual report for the year ended December 31, 2001.

These Interim Financial Statements follow the same accounting policies and methods as the most recent annual financial statements and include all adjustments necessary to present fairly the results for the interim periods. The results of operations for the six months ended June 30, 2002 are not necessarily indicative of results to be expected for the entire year ending December 31, 2002.

2. Capital assets:

	Cost	Accumulated Amortization	Jun. 30, 2002 Net book value
Office equipment	$ 304,311	$ 167,952	$ 136,359
Mining equipment	1,163,859	21,657	1,142,202
Vehicles	513,329	116,903	396,426
Computer software	24,029	22,149	1,880
Buildings and equipment	6,510,677	-	6,510,677
Power transmission and distribution system	177,538	-	177,538
Research and Development costs	31,973	-	31,973
	$ 8,725,716	$ 328,661	$ 8,397,055

	Cost	Accumulated Amortization	Dec. 31, 2001 Net book value
Office equipment	$ 303,807	$ 156,070	$ 147,737
Mining equipment	1,167,160	20,213	1,146,947
Vehicles	470,521	82,200	388,321
Computer software	24,029	21,457	2,572
Buildings and equipment	6,431,374	-	6,431,374
Power transmission and distribution system	175,376	-	175,376
	$ 8,572,267	$ 279,940	$ 8,292,327

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the six months ended June 30, 2002 and 2001

3. Deferred Expenditures:

	As of June 30, 2002			
	Malhadinha $	**Aljustrel** $	**Other** $	**Total** $
Balance - Beginning of Period	1,427,691	15,300,229	90	16,728,010
Exploration and Development Expenses				
Electricity	-	264,563	-	264,563
Equipment Maintenance	-	171,679	-	171,679
Engineering	-	176,484	-	176,484
Geology	-	62,936	-	62,936
Geophysical survey			407	407
Management Salaries	-	295,817	-	295,817
Security	-	105,927	-	105,927
Site Office	5,608	275,962	144	281,715
Wages	-	1,037,956	-	1,037,956
Current expenditures	5,608	2,391,324	551	2,397,484
Balance - End of Period	1,433,299	17,691,553	641	19,125,494

	As of June 30, 2001			
	Malhadinha $	**Aljustrel** $	**Other** $	**Total** $
Balance - Beginning of Period	1,425,258	13,414,794	100,001	14,940,053
Exploration and Development Expenses				
Assaying	-	1,468	-	1,468
Drilling	117,407			117,407
Engineering	-	122,391	-	122,391
Environmental and Geotechnical	-	25,410	-	25,410
Geology	32,623	193,157	-	225,780
Geophysical survey	9,377			9,377
Metallurgy	-	298,987	-	298,987
Management salaries	11,740	346,653	-	358,393
Site Office	5,032	152,632	90	157,754
Current expenditures	176,179	1,140,698	-	1,316,967
Balance - End of Period	1,601,437	14,555,492	100,091	16,257,020

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the six months ended June 30, 2002 and 2001

4. Related party transactions:

During the six months period ended June 30, 2002, a total of $73,993 (June 30, 2001 - $96,070) of management fees was paid to three Directors, two of which are also officers of the Company, for their services performed.

5. Share Capital:

	Number	Amount
Common shares:		
Balance, December 31, 2001	62,051,358	$31,835,082
Issued during period ended June 30, 2002:		
For cash:		
Shares	7,398,978	1,109,847
For debt	795,651	119,348
Financing costs	-	(49,129)
Balance, June 30, 2002	70,245,987	$33,015,148

When shares are issued for non-cash consideration they are recorded at their market value at the date of issuance.

6. Convertible Loan:

During the second quarter, US$600,000 received from Resource Capital Funds ("RCF") as a convertible bridge demand loan facility in the first quarter was converted to equity as part of the Company's rights offering that closed on May 21, 2002. Also during the second quarter, the Company received an additional US$950,000 as a convertible bridge demand loan facility from RCF, which when added to the balance of US$500,000 received in the first quarter of the US$2.6 million convertible loan facility negotiated with RCF in December 2001, resulted in a total increase in the convertible loans due to RCF of Cdn$2,243,285 since the start of the fiscal year.

The new facilities will accrue interest at a floating annual rate equal to LIBOR plus three percent, compounding quarterly, and is payable semi-annually, at the option of EuroZinc, in cash or free-trading shares at the ten day weighted average market price. The Company may repay the facilities upon not less than thirty days prior notice to RCF, however, after receiving notice RCF will be entitled to exercise its conversion rights. RCF will have the right at any time after September 1, 2002 to convert all or any portion of the principal amount of the loans, and all or any portion of outstanding unpaid interest in common shares of the Company. The conversion price for Cdn$549,500 of the facilities will be $0.15 per share through May 10, 2004, increasing by $0.05 per share on each subsequent May 10 while the conversion rights remain outstanding. The conversion price for Cdn$918,000 of the facilities will be $0.14 per share through June 24, 2004, increasing by $0.05 per share on each subsequent June 24 while the conversion rights remain outstanding. All facilities remain subject to certain conditions including definitive documentation, determination of security and regulatory approvals.

EUROZINC

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the six months ended June 30, 2002 and 2001

7. Subsequent Events:

Subsequent to the end of the quarter, the Resource Capital Funds advanced another Cdn$936,000 (US$600,000), also as a convertible bridge demand loan facility to bring the total in additional convertible bridge demand loan facilities since the start of the fiscal year to Cdn$3,179,285 (US$2,050,000). The terms of the facility will be similar to the terms of the previous bridge loans, but the conversion price for the latest advance will be $0.10 per share through August 19, 2004, increasing by $0.05 per share on each subsequent August 19 while the conversion rights remain outstanding. The facility remains subject to regulatory approvals.

SUPPLEMENTARY INFORMATION
For the Quarter ended June 30, 2002

SECURITIES ISSUED

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Payment	Comm-ission
Apr 1, 2002	Common Shares	Shares for Debt	795,651	$0.15	N/A	N/A	None
May 21, 2002	Common Shares	Rights Offering	7,398,978	$0.15	$1,109,847	Cash	None

OPTIONS GRANTED

- None -

AS AT JUNE 30, 2002

AUTHORIZED AND ISSUED SHARE CAPITAL

Class	Par Value	Authorized Number	Issued	
			Number	Amount
Common	N.P.V.	200,000,000	70,245,987	$33,015,147

EUROZINC

SUPPLEMENTARY INFORMATION
For the Quarter ended June 30, 2002

AS AT JUNE 30, 2002
OPTIONS, WARRANTS, AND CONVERTIBLE SECURITIES OUTSTANDING

Security	Number/ Amount	Exercise/Conver. Price	Expiry Date
Options	120,000	$0.36	Jul 2, 2002
Options	75,000	$0.56	Sep 26, 2002
Options	75,000	$0.56	Jun 19, 2003
Options	1,265,000	$0.36	Jun 30, 2003
Options	75,000	$0.40	Aug 5, 2003
Options	75,000	$0.36	Nov 20, 2003
Options	37,500	$0.56	Nov 20, 2003
Options	25,000	$0.36	Sep 3, 2004
Options	1,534,700	$0.36	Dec 17, 2004
Options	375,000	$0.36	May 31, 2005
Options	100,000	$0.36	Sep 25, 2005
Options	945,450	$0.36	Jun 11, 2006
Options	1,002,925	$0.36	Sept 28, 2006
Options	400,000	$0.15	Nov 14,2006
Warrants	3,612,554	$0.55	Dec 22, 2003
Warrants	1,853,115	$0.40	Dec 31, 2002
Convertible	$2,964,984	$0.50	Apr 21, 2002
		$0.60	Dec 31, 2002 *
Convertible	$2,964,984	$0.65	Apr 21, 2002
		$0.80	Dec 31, 2002 *
Convertible	$471,000	$0.10	Dec 31, 2003
	$3,625,500	$0.15	Dec 31, 2003**
Convertible	$549,000	$0.15	May 10, 2004
		$0.20	May 10, 2005***
	$918,000	$0.14	Jun 24, 2004
		$0.19	Jun 24, 2005***

* Convertible must be repaid or converted by December 31, 2002
** Convertible must be repaid or converted by December 31, 2003
*** Convertible must be repaid or converted on Demand. Conversion price increases $0.05 on each anniversary date while conversion rights are outstanding

SHARES IN ESCROW OR SUBJECT TO POOLING

- None -

DIRECTORS

John A. Greig
David F. Mullen
Ryan T. Bennett
M. Norman Anderson
Alvin W. Jackson
Christian Bué
J. Edward Fletcher

EUROZINC

MANAGEMENT DISCUSSION AND ANALSIS AND FINANCIAL REVIEW OVERVIEW

EuroZinc is a mineral exploration and mine development company. In December 2001, the Company purchased control of Pirites Alentejanas S.A. ("PA"), the company that holds the mining leases and other assets of the Aljustrel base metal mine in Portugal, which has been the Company's primary focus since 1998. At PA's annual general meeting held on March 20, 2002, the proposed application for the restructuring of the capital of PA—which would result in EuroZinc owning in excess of 99% of PA—was approved. In July, subsequent to the end of the second quarter, a majority of the creditors of PA approved the restructuring at court hearing in Beja, Portugal. Publication of the court's decision on the restructuring is expected in mid-September, 2002.

A positive feasibility study for putting the Aljustrel mine into production was completed in June 2000 and updated in February 2001, however, the required capital expenditures have been deferred awaiting a recovery from historically low zinc prices. Employees at PA continue to carry out underground rehabilitation work on site at Aljustrel to improve access to the Feitais deposit, as well as de-watering to reduce the level of the tailings pond. Subsequent to the end of the quarter, a drill hole was started on the Estação deposit, which was required under the terms of the Malhadinha concession. EuroZinc continues to rely on its largest shareholder, Resource Capital Funds, to provide convertible debt financing to support the maintenance of PA and the Aljustrel mine.

For the six month period ended June 30, 2002 (Second Interim 2002), losses totaled $805,852 ($0.012 per share) compared to a total of $1,021,447 ($0.019 per share) for the six month period ended June 30, 2001 (Second Interim 2001). During the Second Interim 2002, $2,391,324 was invested in the development of the Aljustrel project, compared to a total of $1,140,698 invested in the Second Interim 2001. The increase continues to reflect the additional carrying costs of PA.

RESULTS OF OPERATIONS

Exploration and Development Activities

$1,881,102 of the $2,391,324 invested in the development of the Aljustrel project during the Second Interim 2002, was spent directly through newly acquired subsidiary, PA. The balance was spent through EuroZinc's original Portuguese operating subsidiary, AGC Minas de Portugal. PA wages continue to account for almost half of the expenditure, $1,037,956. Management salaries totaled $295,817, and included both existing PA management and AGC managers. Power costs of $264,563 continued to be a significant cost, due to the need to operate the mill facility for the tailings pond de-watering program. The balance of the Aljustrel development expenditure is for engineer and geologist salaries ($239,420), site office costs ($275,962), security ($105,927), and equipment maintenance ($171,679). There is not expected to be any significant change in the level of Aljustrel development expenditures for the foreseeable future.

Operating and Administration Expenses

Operating and administration expenses totaled $854,028 (after cost recoveries and before foreign exchange gains/losses and writing-off old PA payables) in the Second Interim 2002 as compared to $1,161,440 in the Second Interim 2001. The only expense category where there was a significant increase in the Second Interim 2002 over the Second Interim 2001 was in accounting and legal ($115,838 in the Second Interim 2002 as compared to $77,228 in the Second Interim 2001) as a result of the additional work initially required to deal with the acquisition of PA. There were significant decreases in several other categories such as Consulting and Professional Fees ($2,629 as compared to $263,745), Management Fees ($73,993 as compared to $96,070), Office Expenses ($44,614 as compared to $68,989), Rent ($11,001 as compared to $76,760), and Wages ($181,462 as compared to $255,467). Most of the decreases were a result of the "downsizing" of the EuroZinc head office in Vancouver. Consulting and Professional Fees were reduced dramatically as there were no significant advisory contracts in the 2002 period as there were in the 2001 period.

The Company does not have a hedging policy to mitigate the impact of foreign currency fluctuations as yet. However, to the extent that funds from placements and borrowings are received in U.S. Dollars they are generally left in U.S. Dollar instruments until required for operations either in Canada or Portugal to avoid the cost of unnecessary currency exchanges.

LIQUIDITY AND CAPITAL RESOURCES

Operating Cash Flow

The total amount of cash used by the Company for its operating activities in the Second Interim 2002 was $642,899, after allowance for non-cash items, compared to a total of $463,895 in the Second Interim 2001. Although the net loss for the Second Interim 2002 was lower than the net loss for the Second Interim 2001 ($805,852 as compared to $1,021,447) several non-cash items contributed to the overall increase in cash used for operating activities. The most significant non-cash items during the six month period were the transfer of $763,935 from current liabilities to deferred payables for housing in the town of Aljustrel to be transferred to former employees over time as formal approval is received from local authorities, and an adjustment of $208,967 to acquisition costs and capital assets in relation to the acquisition of PA.

Investing Activities

Almost all of the $2,397,484 invested in mineral properties was spent on the Aljustrel mine and the majority of those expenditures were to maintain the Aljustrel operating company, PA, and its "care and maintenance" workforce. It is anticipated that the funds currently being expended at Aljustrel will reduce the development expenditures and time required to bring the mine into production, once project financing is put in place and the capital upgrades can proceed.

Financing Activities

The Company's rights offering closed on May 21, 2002, and a total of 7,398,978 shares were issued for total proceeds of $1,109,847, of a possible gross proceeds of $2,326,926. Also during the Second Interim 2002 the Company received the balance, in the amount of US$ 500,000, of the US$2.6 million convertible loan facility negotiated with the Resource Capital Fund in December 2001, and the Resource Capital Fund advanced an additional US$950,000 as a convertible bridge demand loan facility for a total increase in the convertible loans due to the Resource Capital Funds of Cdn$2,243,285. Subsequent to the end of the Second Interim 2002, the Resource Capital Funds advanced another US$600,000, also as a convertible bridge demand loan facility (see August 21, 2002 News Release).

Cash Resources and Liquidity

As of the end of the Second Interim 2002 EuroZinc had a working capital deficiency of $5,146,017, as compared to a working capital deficiency of $5,917,187 at December 31, 2001. The working capital deficiency is still primarily a result of the inclusion of $5,415,288 in convertible loans, due as of December 31, 2002, in current liabilities rather than long term debt. Although an agreement in principle has been reached with the Resource Capital Funds to extend the term of the convertible loans, which would remove that amount from current liabilities, as of the current report date formal documentation had not been completed. Also, it is expected that almost half of the remaining $317,427 in current liabilities attributable to PA will be converted to grants over the next year. As at the end of the Second Interim 2002, however, the cash resources and liquidity situation continues to be the single most significant challenge for the Company. Project financing to bring Aljustrel into production is not available with the current depressed state of base metal prices, and the Company must rely on equity and bridge loan financings to maintain PA and the Aljustrel mine. Metal prices are clearly out of management's control, however, corporate solutions are being pursued to try to advance the development of the Aljustrel mine, as well as to increase the value of EuroZinc.

EuroZinc Mining Corporation
Suite 1045, 1050 West Pender Street
Vancouver, British Columbia
V6E 3S7

Ph: 604 – 681 -- 1337
Fax: 604 – 681 -- 1339

E-Mail: info@eurozinc.com
Web: www.eurozinc.com